European Bank for Reconstruction and Development - DSTRBRPT

Exhibit (c)(ii)

26 August 2025

To:	European Bank for Reconstruction and Development

Attention: Stefan Filip

Dear Sirs,

European Bank for Reconstruction and Development (the “Issuer”)

BRL 445,000,000 Zero Coupon Notes due 2 February 2032 (payable in United States Dollars) (the "Notes") (to be consolidated and form a single series with the Issuer's BRL 500,000,000 Zero Coupon Notes due 2 February 2032 (payable in United States Dollars) issued on 2 February 2022, the Issuer's BRL 75,000,000 Zero Coupon Notes due 2 February 2032 (payable in United States Dollars) issued on 23 March 2023, the Issuer's BRL 75,000,000 Zero Coupon Notes due 2 February 2032 (payable in United States Dollars) issued on 24 October 2023, the Issuer's BRL 75,000,000 Zero Coupon Notes due 2 February 2032 (payable in United States Dollars) issued on 10 May 2024, the Issuer's BRL 100,000,000 Zero Coupon Notes due 2 February 2032 (payable in United States Dollars) issued on 6 January 2025, the Issuer's BRL 75,000,000 Zero Coupon Notes due 2 February 2032 (payable in United States Dollars) issued on 24 February 2025, the Issuer's BRL 140,000,000 Zero Coupon Notes due 2 February 2032 (payable in United States Dollars) issued on 7 March 2025, the Issuer's BRL 140,000,000 Zero Coupon Notes due 2 February 2032 (payable in United States Dollars) issued on 20 March 2025, the Issuer's BRL 100,000,000 Zero Coupon Notes due 2 February 2032 (payable in United States Dollars) issued on 17 April 2025, the Issuer's BRL 75,000,000 Zero Coupon Notes due 2 February 2032 (payable in United States Dollars) issued on 18 June 2025 and with the Issuer's BRL 75,000,000 Zero Coupon Notes due 2 February 2032 (payable in United States Dollars) issued on 19 August 2025)
issued pursuant to the European Bank for Reconstruction and Development EUR 60,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i)	We agree to pay:
(a)	the fees and expenses of our legal advisers;
(b)	the fees and expenses of the Agent and any paying agents;
(c)	the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;
(d)	all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and
(e)	the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.
(ii)	We confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 will not apply in relation to this issue of Notes.

(iii)	In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

The net proceeds of the issue are BRL 216,047,500 (which, for the avoidance of doubt, will be paid in United States Dollars ("USD") in the amount of USD 39,352,914.39, which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear Bank SA/NV, account number 94589.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "EU MiFID Product Governance Rules") regarding the mutual responsibilities of manufacturers under the EU MiFID Product Governance Rules:

a.	we (the "EU MiFID Manufacturer") understand the responsibilities conferred upon us under the EU MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and
b.	we note the application of the EU MiFID Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the EU MiFID Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

a.	we (the "UK Manufacturer") understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and
b.	we note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Recognition of the U.S. Special Resolution Regimes

(a)	In the event that we as Dealer as a Covered Entity become subject to a proceeding under a U.S. Special Resolution Regime, the transfer from us of the Programme Agreement and related letters, and any interest and obligation in or under the Programme Agreement and related letters, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Programme Agreement and related letters, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.
(a)	In the event that we, as Dealer and as a Covered Entity, or a Covered Affiliate of ours becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Programme Agreement and related letters that may be exercised against us are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Programme Agreement and related letters were governed by the laws of the United States or a state of the United States.

"Covered Affiliate" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"Covered Entity" means any of the following:

(i)	a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);
(ii)	a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or
(iii)	a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"U.S. Special Resolution Regime" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For:

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Edward Markham
Authorised signatory

Name:	Edward Markham

The Issuer hereby acknowledges and agrees to the paragraphs under the heading "Recognition of the U.S. Special Resolution Regimes" in this letter.

For: EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Stefan Filip
Duly Authorised Officer